Exhibit 12.1
Alon USA Energy, Inc.
Statement of Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Six months
	ended
	June 30,	Year ended December 31,
	2010	2009	2008		2007		2006		2005
Ratio of Earnings to Fixed Charges:
Earnings:

Income (loss) before income tax expense (benefit), non-controlling interest in income (loss) of subsidiaries, accumulated dividends on preferred stock of subsidiary and income (loss) from equity earnings (losses) of investees	$(141,170)	$(191,642)	$157,427		$144,937		$256,416		$174,212

Add:

Fixed charges	52,973	121,232	83,663		52,889		35,832		23,998
Amortization of capitalized interest	222	425	344		394		441		311
Distributions from equity investees	331	19,167	2,774		9,301		2,422		1,617

Less:

Interest capitalized	(771)	(1,692)	(3,417)		—		—		(927)

Total earnings	$(88,415)	$(52,510)	$240,791		$207,521		$295,111		$199,211

Fixed charges:

Interest expense, net	$48,320	$111,137	$67,550		$47,747		$30,658		$19,326
Interest capitalized	771	1,692	3,417		—		—		927
Rental expense interest factor (A)	3,882	8,403	12,696		5,142		5,174		3,745

Total fixed charges	$52,973	$121,232	$83,663		$52,889		$35,832		$23,998

Ratio of earnings to fixed charges	(B )	(B )	2.9	x	3.9	x	8.2	x	8.3	x

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:

Total earnings	$(88,415)	$(52,510)	$240,791		$207,521		$295,111		$199,211

Total fixed charges	$52,973	$121,232	$83,663		$52,889		$35,832		$23,998
Preferred stock dividends	—	—	6,615		—		—		—

Total fixed charges and preferred stock dividends	$52,973	$121,232	$90,278		$52,889		$35,832		$23,998

Ratio of earnings to fixed charges	(B )	(B )	2.7	x	3.9	x	8.2	x	8.3	x

(A)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

(B)	For the six months ended June 30, 2010 and the year ended December 31, 2009, our ratio of earnings to fixed charges was less than one-to-one, and our coverage deficiency was approximately $141.4 million for the six months ended June 30, 2010 and $173.7 million for the year ended December 31, 2009.